[LETTERHEAD OF DECHERT LLP]

August 30, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust (File Nos. 333-102228, 811-21265)

Dear Mr. O’Connor:

Thank you for your telephone call in which you informed us that you had no comments regarding the post-effective amendment to the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Exchange-Traded Fund Trust (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2010.  Below, we provide the representations that you requested.

We are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss